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Denver
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Washington, DC
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One Southeast Third Avenue
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Miami, Florida 33131-1714
www.akerman.com
305 374 5600 tel      305 374 5095 fax

July 15, 2009
Ms. Celeste M. Murphy, Legal Branch Chief
Mr. John J. Harrington, Attorney-Advisor
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E., Mail Stop 3561
Washington, D.C. 20549

Re:	ID Arizona Corp. Registration Statement on Form S-4 File No. 333-158336 Filed March 31, 2009
Dear Ms. Murphy and Mr. Harrington:
     On behalf of ID Arizona Corp. (the “Company”), we hereby respond to the Commission Staff’s comment letter dated April 27, 2009 regarding the Company’s Registration Statement on Form S-4 filed on March 31, 2009 (the “Registration Statement”). Please note that the Company is simultaneously filing Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Capitalized terms used but not defined in this letter are used as defined in Amendment No. 1.
     Please note that for the Staff’s convenience, we have recited the Staff’s comment in boldface type and provided the Company’s responses immediately thereafter. For the Staff’s convenience, reference in the responses to page numbers are to Amendment No. 1.
General
1.	Please provide a complete legal analysis of why securities of ID Cayman are being registered for issuance, but ID Arizona is the registrant on the Form S-4. Please cite relevant securities laws and rules in your analysis, as well as any state law to the extent that is part of your analysis.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     In response to the Staff’s comment, the Company has revised the disclosure throughout Amendment No. 1 to clarify that the securities of ID Arizona and not ID Cayman are being registered for issuance on the Registration Statement.
     The registration for issuance of the securities of ID Arizona on Form S-4 is permitted pursuant to General Instruction A.1., as the securities are being issued in a transaction specified in Rule 145(a) of the Securities Act of 1933, as amended, or the Securities Act. Pursuant to Arizona law and Cayman Islands law, the conversion procedure results in ID Arizona becoming a Cayman Islands exempted company while continuing its existence uninterrupted, i.e. ID Cayman is considered the same legal entity as ID Arizona.
     Additionally, please confirm:
•	Whether there is any possibility that ID Arizona’s security holders will hold securities governed by Arizona law except for the transitory moment between the merger between Ideation and ID Arizona and the subsequent continuance of ID Arizona into ID Cayman;

•	Whether current Ideation security holders will ever have the legal right to make any decisions as holders of ID Arizona securities, including voting decisions, decisions to dispose of the securities, decisions to exercise appraisal or dissenter’s rights, decisions to exercise a security, or otherwise;

•	That, after an entity governed by Cayman Islands law is created in this transaction, that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act of 1933 and the Securities Exchange Act of 1934 and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect;

•	That the post-effective amendment mentioned above will include all required signatures, such as the signatures of (1) the principal executive officer, principal financial officer, controller or principal accounting officer, and a majority of the directors of ID Cayman and (2) the duly authorized representative of ID Cayman in the United States; and

•	That ID Cayman is not eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A.7 of Form S-3, or the corresponding instructions in Forms F-1 and F-3.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

Furthermore, the Company confirms to the Staff that:
(a) There is no possibility that ID Arizona’s security holders will hold securities governed by Arizona law except for the transitory moment between (1) the merger of Ideation and ID Arizona and (2) the immediate subsequent continuance of ID Arizona into ID Cayman.
(b) Ideation’s current security holders will never have the legal right to make any decisions as holders of ID Arizona securities, including voting decisions, decisions to dispose of the securities, decisions to exercise appraisal or dissenters’ rights, decisions to exercise a security, or otherwise.
(c) After an entity governed by Cayman Islands law is created in this transaction, that entity will file, as soon as practicable, a post-effective amendment to this registration statement expressly adopting the registration statement as its own registration statement for all purposes of the Securities Act and the Securities Exchange Act of 1934, or the Exchange Act, and setting forth any additional information necessary to reflect any material changes made in connection with or resulting from the transaction or necessary to keep the registration statement from being misleading in any material respect.
(d) The post-effective amendment mentioned in (c) above will include all required signatures, such as the signatures of (1) the principal executive officer, principal financial officer, controller or principal accounting officer and a majority of the directors of ID Cayman, as disclosed on page 200 of Amendment No. 1 and (2) the duly authorized representative of ID Cayman in the United States.
(e) ID Cayman is not eligible to rely on General Instruction VII.E of Form S-1, General Instruction I.A. 7 of Form S-3, or the corresponding instructions in Forms F-1 and F-3.
2.	We note your citation of statistical and third-party industry data throughout the proxy statement/prospectus. For example, we note the statistical and industry inflation in various places on pages 134 through 142. Please provide us with support for all statistical and industry data, clearly cross-referencing a statement with the underlying factual support. With respect to the Nielsen data prepared in connection with this filing and the consent filed as exhibit 23.5, please explain why you did not include the disclaimer language from the consent in the proxy statement/prospectus and why you think the consent is valid absent this language.
     In response to the Staff’s comment, marked copies of the third-party industry data cited in Amendment No.1 are attached hereto as Annex A. The company has revised the disclosure on page 59 to further reflect the disclaimer from the consent.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

Summary Material Terms of the Transaction, page 1
The Business Combination, page 1
3.	Please disclose the dollar amount of all of the securities to be issued in the business combination as consideration, including earn-out shares, based on the trading prices as of a recent date. Clarify how you valued the warrants, options, and restricted shares to be issued as consideration.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 2, 16, 90 and 107.
4.	Please disclose the percentage ownership that former SearchMedia security holders will control following the business combination. Provide this disclosure with and without the full earn-out shares. Also quantify the impact of a maximum 30% conversion by Ideation stockholders in both scenarios. Lastly, describe the potential impact of Ideation and Sponsor purchases on relative ownership levels.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 2 and 8 to disclose the percentage ownership that former SearchMedia security holders will control. It has revised the disclosure on pages 4, 10 and 19 to describe the potential impact of Ideation and Sponsor purchases on relative ownership levels.
Ideation and Sponsor Purchases, page 2
5.	Please provide us with your analysis of whether the planned purchases of Ideation common stock by Ideation or The Frost Group are tender offers subject to Exchange Act Section 14(e) and Rule 13e-4, or Exchange Act Sections 14(d) and 14(e), respectively. Cite all authority on which you rely. We note your disclosure that Ideation would be purchasing the shares on either the open market or in privately negotiated transactions.
     Based on the foregoing facts and for the reasons discussed below, Exchange Act Sections 14(d) and 14(e) and Rule 13e-4 do not apply to planned shares purchases by Ideation or The Frost Group in the open market or in privately negotiated transactions (the “Planned Purchases”).
     The term “tender offer” is not defined in the Exchange Act. In Wellman v. Dickinson, 475 F.Supp. 783 (S.D.N.Y. 1979), aff’d 682 F.2d 355 (2d Cir. 1982), cert. denied, 460 U.S. 1069 (1983), but modified, as discussed below, by Hanson Trust v. SCM Corp., 774 F.2d 47 (2nd Cir. 1985)), the court listed eight elements, or factors, suggested by the Staff as being characteristic of a “tender offer.” No one factor is determinative and even the presence of two or more factors

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

is not conclusive evidence of a tender offer. Rather, the court will examine the totality of the circumstances. The eight factors are listed below:
(1)	Active and widespread solicitation of public security holders;

(2)	Solicitation for a substantial percentage of the outstanding securities;

(3)	An offer to purchase made at a premium over the prevailing market price;

(4)	An offer containing terms which are firm, rather than negotiable;

(5)	Consummation of the offer being contingent on the tender of a fixed minimum number of shares, often subject to a fixed maximum number of shares to be purchased;

(6)	An offer being open only for a limited time period;

(7)	Offerees being subject to pressure to sell; and

(8)	Public announcements of a purchasing program that precede or is coincident with a rapid accumulation of shares.
The application of these eight factors to the Planned Purchases is discussed below:
     (1) The Planned Purchases will not be made through any widespread solicitation of public stockholders, but will be made exclusively in privately negotiated transactions with a limited number of institutional investors, or, alternatively, in unsolicited purchases in the open market. Neither Ideation nor The Frost Group has any intention to take any other action that would be an active or widespread solicitation of public stockholders. Ideation’s public disclosure of the intended purchases in the Registration Statement was made to provide stockholders with full disclosure regarding approval of the business combination, not to create any sort of pressure on stockholders to tender. In SEC v. Carter Hawley Hale Stores, Inc., 760 F.2d 945 (9th Cir. 1985), the court found no active and widespread solicitation where the public announcements relating to the purchase program were mandated by the Securities Exchange Commission, or the SEC, or Exchange Act rules;
     (2) While the Planned Purchases could result in The Frost Group acquiring a substantial percentage of Ideation’s issued and outstanding common stock, the Planned Purchases will be made only in the open market and from a limited number of institutional investors that are experienced in investing in special purpose acquisition companies, or SPACs. The stockholders primarily are hedge funds that invest regularly in SPACs, are fully aware of the risks and merits of SPAC investments, and have previously sold their SPAC in similar arrangements to stockholders seeking to increase the likelihood of approval of business combinations;

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     (3) The Planned Purchases will be made either at prevailing market prices, in the cases of purchases made in the open market, or at prices determined frequently in reference of pro rata amounts held in trust, discounted for the time value of money, in cases of negotiated private transactions between sophisticated parties. Any premium paid over the prevailing market price is not expected to be significant;
     (4) Ideation will negotiate the purchase price with each institutional stockholder on an individual basis; purchases in the open market will be made at prevailing prices, thus, in either case, the terms are not fixed;
     (5) The Planned Purchases are not contingent on the sale of any particular number of shares of Ideation common stock;
     (6) The offers made by Ideation or The Frost Group to institutional stockholders are not restricted to a particular deadline or time frame, other than the deadline imposed by the contemplated date of the special meeting;
     (7) The offerees are not and will not be subject to any pressure to sell shares of Ideation common stock to Ideation or The Frost Group. The institutional stockholders to be approached are free to decide whether to participate in the Planned Purchases or to hold onto their shares and either vote in favor of the business combination or elect to convert their shares for their pro-rata amount of Ideation’s trust account. No significant premium will be at stake which would pressure the institutional stockholders to act hastily; and
     (8) The disclosure of the Planned Purchases required by SEC or Exchange Act rules was neither followed by nor coincident with a rapid accumulation of Ideation common stock.
     Ideation further notes that the above-referenced eight factor test was supplemented in Hanson Trust, in which the court held that “since the purpose of §14(d) is to protect the ill-informed solicitee, the question of whether a solicitation constitutes a ‘tender offer’ within the meaning of §14(d) turns on whether, viewing the transaction in light of the totality of the circumstances, there appears to be a likelihood that unless the pre-acquisition filing strictures of the Exchange Act tender offer rules are followed there will be a substantial risk that solicitees will lack information needed to make a carefully considered appraisal of the proposal put before them.” Hanson Trust, 774 F.2d at 57. The Second Circuit in Hanson Trust found a tender offer did not exist because almost all of the solicitees in the case were highly sophisticated investors who had knowledge in the market place and were well aware of essential facts needed to appraise the offer of the acquirer. Ideation has disclosed all material information relevant to the Company and the transaction in its SEC filings.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

6.	We note that you will disclose Sponsor purchases one day prior to the business combination. Please disclose when and how you will disclose Ideation purchases. Given that the potential Ideation and Sponsor purchases described here could have material impacts on the amount of funds available to the combined company following the business combination and the relative ownership of the company, among other items, please disclose here and in the risk factor on page 47 that Ideation stockholders may not have time to consider the impact of this material information before submitting a proxy (or if a proxy has already been submitted, may not have time to revoke such proxy).
     In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 9, 19, 52 and 116.
7.	We note that if Frost Group is not able to satisfy its investment commitment, Ideation has agreed to sell shares of Ideation to Frost Group at a price of $7.8815 as necessary to remedy such shortfall. Please explain how this would enable Frost Group to remedy its shortfall.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 3, 9 and 19 to clarify The Frost Group, LLC’s $18.25 million investment commitment, including potential purchases from the Company. In particular, the Company has removed the word “shortfall” which referred only to the inability of The Frost Group, LLC or its affiliates’ to fulfil the investment commitment through open market purchases or through forward contracts.
Questions and Answers About the Redomestication, the Business Combination and the Ideation Special Meeting, page 5
Why is an Arizona subsidiary involved in the redomestication? page 8
8.	Please explain why the two-step redomestication process was chosen rather than directly merging (rather than continuing) Ideation into ID Cayman in order to effect the redomestication.
     In response to the Staff’s comment, the Company has revised the disclosure on page 10 and elsewhere in Amendment No. 1, as appropriate.
Summary, page 11
Acquisition Consideration, page 13
9.	In order to provide perspective for the 2009 earn-out target, disclose “adjusted net income” for SearchMedia for 2008.
     In response to the Staff’s comment, the Company has revised the disclosure on page 16.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

Lock-Up Agreements, page 15
Registration Rights, page 15
10.	Please disclose the numbers of securities to be held by Linden Ventures that will only be subject to lock-up for six months. Please also clarify whether registration rights will only be exercisable upon expiration of the applicable lock-up periods.
     In response to the Staff’s comment, the Company has disclosed the number of securities to be held by Linden Ventures subject to lock-up on pages 5 and 18 and elsewhere in Amendment No. 1, as appropriate, and the Company has clarified whether registration rights will only be exercisable upon expiration of the applicable lock-up periods on page 18.
Quorum and Vote Required to Approve the Proposals by the Ideation Stockholders, page 17
11.	We note your disclosure that abstentions and broker non-votes will have no effect on the Business Combination Proposal. Please clarify whether the Business Combination Proposal requires approval by the majority of shares issued in the IPO or only a majority of such shares that are voted.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 20 and 73 to clarify that the business combination is approved by a majority of the IPO Shares voted at the special meeting.
Interests of Ideation Officers and Directors in the Business Combination, page 20
12.	We note your disclosure in the second bullet-point that SearchMedia could sue the trust account. We also note that your disclosure in the risk factor on page 53 seems to indicate that a termination fee payable by Ideation could reduce trust proceeds. However, on page 24 you disclose that the SearchMedia parties have waived all claims against the trust account. Please clarify whether SearchMedia and its security holders have waived their right to sue the trust account in all circumstances.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 27, 53, 58 and 121.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

13.	Here and in other places of the proxy statement/prospectus where conflicts are discussed, please provide disclosure regarding the interest of Ideation affiliates arising from the interim financing provided to SearchMedia and explain how the consummation of the business combination would impact this financing.
     In response to the Staff’s comment, the Company has revised the disclosure on page 23 and elsewhere in Amendment No. 1, as appropriate.
14.	Please also discuss, to the extent material, the interests of Ideation officers and directors resulting from reimbursement for out-of-pocket expenses from trust funds released after the business combination was consummated.
     In response to the comment, the Company respectfully advises the Staff that no material interests will result from the reimbursement for out-of-pocket expenses from trust funds released after the business combination is consummated.
SearchMedia’s Conditions to Closing of the Share Exchange Agreement, page 22
15.	We note that it is a condition to closing that SearchMedia have received investor representation letters from each affiliate of Ideation who will receive ID Cayman shares at the closing. Please disclose the affiliates of Ideation that will receive ID Cayman securities as consideration in the business combination.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 25 and 118.
Amendment, page 24
16.	Disclose whether it is the intent of Ideation to resolicit shareholder approval of the business combination if either party waives a material condition. We believe that resolicitation is generally required when companies waive material conditions to a merger and such changes in the terms of the merger render the disclosure that was previously provided to shareholders materially misleading.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 26 and 118.
Quotation, page 24
17.	Please discuss why it is unclear whether ID Cayman will meet the requirements for continued listing following the business combination and identify the factors that could impact this, such as Ideation or Sponsor share purchases.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     In response to the Staff’s comment, the Company has revised the disclosure on page 28 and elsewhere in Amendment No. 1, as appropriate.
Risk Factors, page 29
Risks Relating to Doing Business in the People’s Republic of China, page 37
18.	Clarify whether you have sought the advice of PRC tax counsel on the taxation issues presented in the risk factors on page 39 regarding the contractual arrangements between SearchMedia and Jingli Shanghai and on page 40 to 41 regarding the new EIT law. If so, disclose whether counsel believes it is more likely than not that the unfavorable tax consequences described will apply.
     In response to the Staff’s comment, the Company has revised the disclosure on page 45 and added a risk factor on page 44 regarding the “resident enterprise” designation under the EIT law. The Company has deleted the risk factor regarding contractual arrangements between SearchMedia and Jingli Shanghai after considering the following: As the wholly-owned subsidiary of SearchMedia in China and Jingli Shanghai were subject to the same tax rate in 2007 and 2008, any tax that were to be imposed by the local tax authority as a result of a transfer pricing adjustment would result in an immaterial amount of net taxes, if any, to the consolidated SearchMedia entities.
19.	We note from disclosure on page 43 that the previous loan agreement establishing the structure of SearchMedia’s operations in China may not be feasible. Please clarify in an appropriate section of the proxy statement/prospectus the actions SearchMedia has taken, if any, to replace this loan arrangement and whether alternative options are available. Disclose whether you have consulted Chinese counsel on this issue.
     In response to the Staff’s comment, the Company has revised the disclosure on page 47 and elsewhere in Amendment No. 1, as appropriate.
The Ideation Special Meeting, page 67
20.	We note that Ideation’s initial stockholders hold 2,681,300 shares of common stock acquired after the IPO that they intend to vote in favor of the business combination. However, this appears to be the entire ownership of these stockholders pursuant to the beneficial ownership table on page 204. Please provide clear disclosure regarding (a) the number of shares held by Ideation’s initial stockholders that must be voted in accordance with the majority of IPO shares and (b) the number of shares held by Ideation’s initial stockholders that were acquired in the IPO or after-market and thus will be voted in favor of the business combination. Please update the disclosure in future filings to the extent the initial stockholders acquire additional shares.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     In response to the Staff’s comment, the Company has revised the disclosure on page 73.
21.	In your discussion of Conversion Procedures on page 71, please clearly indicate whether Ideation stockholders will have to vote against the Business Combination Proposal and specifically indicate on the proxy card, by checking a box or otherwise, that they are exercising conversion rights.
     In response to the Staff’s comment, the Company has revised the disclosure on page 74 and elsewhere in Amendment No. 1, as appropriate.
The Business Combination Proposal, page 86
General Description of the Business Combination, page 86
22.	In the last paragraph beginning on page 86, you refer to “the SearchMedia shareholders that own shares of Ideation.” Please clarify whether any SearchMedia security holders own a significant number of Ideation shares.
     In response to the Staff’s comment, the Company has revised the disclosure on page 91 and elsewhere in Amendment No. 1, as appropriate to remove the reference to “the SearchMedia shareholders that own shares of Ideation” as the number is not significant and the disclosure is otherwise confusing to the reader.
Background of The Business Combination, page 87
23.	Please describe in more detail how Ideation (or Oppenheimer on its behalf) first became aware of and established contact with SearchMedia.
     In response to the Staff’s comment, the Company has revised the disclosure on page 92 and elsewhere in Amendment No. 1, as appropriate.
24.	Please describe the valuation negotiations in more detail and discuss how valuation changed from the letter of intent to the final agreement, including a discussion of when the earn-out was introduced and how the amount of shares and target were determined. Please supplementally provide us with a copy of the letter of intent.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 92-94 and elsewhere in Amendment No. 1, as appropriate.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     In response to the Staff’s request that we supplementally provide a copy of the letter of intent, we respectfully advise that the letter of intent drafted between the parties to this transaction was non-binding as between the parties and has been wholly superseded by the share exchange agreement and other transaction documents described in the proxy statement. We do not believe providing this letter would serve any useful purpose to the Staff nor would its contents provide any material or meaningful information regarding disclosure in the proxy statement.
25.	We note that SearchMedia management discussed projected financial performance with Ideation management in December 2008. Please disclose these projections and the assumptions underlying them and discuss how they differed from the projections prepared by SearchMedia management in March 2009 that are disclosed on page 92.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 97-98 and elsewhere in Amendment No. 1, as appropriate. In addition, the Company respectfully advises the Staff that the Company’s Board of Directors only considered the revised March 2009 financial projections in determining whether to approve and recommend to shareholders the transaction with SearchMedia. Accordingly, disclosure of the December 2008 projections and their underlying assumptions would be misleading for investors.
26.	Please discuss in more detail the reasons for and terms of the interim financing and why affiliates of Ideation participated in such financing.
     In response to the Staff’s comment, the Company has revised the disclosure on page 94 and elsewhere in Amendment No. 1, as appropriate.
27.	Please discuss in more detail when and why the Ideation and Sponsor purchases provisions were introduced into the negotiations.
     In response to the Staff’s comment, the Company has revised the disclosure on page 94 and elsewhere in Amendment No. 1, as appropriate.
Ideation’s Reasons for the Business Combination and Recommendation of the Ideation board of directors, page 91
28.	Disclose SearchMedia’s reasons for the transaction. Refer to Form S-4 Item 4(a)(2). Discuss other options considered by SearchMedia and why this transaction was chosen.
     In response to the Staff’s comment, the Company has revised the disclosure on page 101 and elsewhere in Amendment No. 1, as appropriate.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

29.	Please consider including tabular disclosure depicting in more detail how the Ideation board derived an equity valuation of $176.7 for SearchMedia and how the board arrived at the comparative price earnings ratio range and average. Disclose the various inputs used in arriving at these numbers.
     In response to the Staff’s comment, the Company has revised the disclosure on page 98 and elsewhere in Amendment No. 1, as appropriate.
30.	Please explain why the Ideation board only used projected 2009 results in its valuation analysis and discuss and quantify to the extent practicable how the analysis would have been different had 2008 results been used in the analysis.
     In response to the Staff’s comment, the Company has revised the disclosure on page 98 and elsewhere in Amendment No. 1, as appropriate.
31.	We note your disclosure in the last paragraph on page 92 that the assumptions and estimates underlying the projections were considered reasonable by SearchMedia management as of the date of their preparation. However, we also note that as disclosed on page 107, the SearchMedia parties have expressly disclaimed any representations or warranties as to the reasonableness of the assumptions. Given this disclaimer, please disclose why the Ideation board believes that the SearchMedia management considered the assumptions reasonable.
     In response to the Staff’s comment, we have revised the disclosure on pages 98 and 115 of Amendment No. 1 to explain that SearchMedia has expressly disclaimed any representations or warranties regarding the reasonableness of the assumptions. We believe that such a disclaimer between the parties is typical for transactions of this type.
32.	Please discuss whether the Ideation board considered obtaining a fairness opinion as to the consideration to be offered and if so, why the board did not obtain such an opinion.
     In response to the Staff’s comment, the Company has revised the disclosure on page 97 and elsewhere in Amendment No. 1, as appropriate.
33.	We note that the earn-out target for fiscal 2009 equals SearchMedia’s net income projection for fiscal 2009. However, from disclosure elsewhere we note that the earn-out target is based on adjusted net income. Please clarify this and disclose the assumed adjustments in the 2009 projection.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     In response to the Staff’s comment, the Company has revised the disclosure on page 96 and elsewhere in Amendment No. 1, as appropriate.
Potential Disadvantages of the Business Combination with SearchMedia, page 94
34.	Please expand this section to provide a more balanced discussion of potential disadvantages of the business combination with SearchMedia. For example, discuss the limited operating history of SearchMedia and the various uncertainties and risks related to operating in China identified in the risk factors and elsewhere. These are merely examples.
     In response to the Staff’s comment, the Company has revised the disclosure on page 101 and elsewhere in Amendment No. 1, as appropriate.
Satisfaction of 80% Test, page 94
35.	Please explain why the Ideation board determined that the valuation analysis performed was based on standards generally accepted by the financial community. Based on the disclosure above, it appears that the valuation was ultimately based on a comparison with only three different companies (which were public and might have other distinguishing characteristics) and only considered 2009 projected results for SearchMedia with various adjustments.
     In response to the Staff’s comment, the Company has revised the disclosure on page 102 and elsewhere in Amendment No. 1, as appropriate.
36.	We note the references to payment of dividend in the second to last paragraph of this section. Please explain in more detail what this disclosure refers to.
     In response to the Staff’s comment, the Company has deleted this disclosure.
Fees and Expenses, page 95
37.	Please disclose the estimated transactions costs that will be payable to vendors who have not signed a waiver.
     In response to the Staff’s comment, the Company has revised the disclosure on page 102 and elsewhere in Amendment No. 1, as appropriate.
     The Share Exchange Agreement, page 98

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

Basic Deal Terms, page 98
38.	Please describe how it will be determined whether or not ID Cayman Series A preferred shares are issued and if so the amount of such Series A preferred shares that would be issued.
     In response to the Staff’s comment, the Company has revised the disclosure on page 106 and elsewhere in Amendment No. 1, as appropriate.
39.	Please describe the maximum additional ordinary or Series A preferred share consideration that could be issued as a result of the maximum allowable Series D financing.
     In response to the Staff’s comment, the Company has revised the disclosure on page 116 and elsewhere in Amendment No. 1, as appropriate.
40.	Please provide weighted average exercise prices of the ID Cayman options and warrants to be issued in the business combination.
     In response to the Staff’s comment, the Company has revised the disclosure on page 105 and elsewhere in Amendment No. 1, as appropriate.
Material United States Federal Income Tax Considerations, page 115
41.	Please file or provide us with a draft of the tax opinion required by Regulation S-K Item 601(b)(8) as soon as practicable. The disclosure in this section should also be identified as the opinion of counsel. We may have additional comments on this opinion and the disclosure in this section.
     In response to the Staff’s comment, the Company has noted that the disclosure is the opinion of counsel, and we have filed with Amendment No. 1 to the Form S-4 the opinion required by Regulation S-K Item 601(b)(8).
The Preferred Designation Proposal, page 130
42.	Please clarify how ID Cayman Series A preferred shares could be used to provide additional incentive for certain Ideation stockholders to approve the business combination.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     In response to the Staff’s comment, the Company has revised the disclosure on page 139 and elsewhere in Amendment No. 1, as appropriate.
Information About SearchMedia, page 134
Corporate Organization and Operating History, page 143
43.	It does not appear that the loan agreement described on page 146 is included in your exhibit index. Please file this agreement as an exhibit.
     In response to the Staff’s comment, the Company has added the loan agreement described on page 155 as an exhibit to the Registration Statement.
44.	We note that the shareholders of Jingli Shanghai have executed a power of attorney to Mr. Guojun Liang. Please disclose whether Mr. Liang has any relationship with any of the parties to this transaction other than as husband to Ms. Qinying Liu.
     In response to the Staff’s comment, the Company has revised the disclosure on page 156 and elsewhere in Amendment No. 1, as appropriate.
Advertising Clients, page 151
45.	We note your references here and elsewhere to relationships with leading advertising agencies such as Portland, Kinetic and Heartland. Please disclose the percentage of your historical revenues that have been derived from these agencies and from advertising agencies generally.
     In response to the Staff’s comment, the Company has revised the disclosure on pages 145 and 161 to delete the references to the above-mentioned advertising agencies and disclose the portion of contracts entered into with advertising agencies generally in 2008.
SearchMedia’s Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 163
Revenues, page 166
46.	Please quantify the relative significance of your three different types of advertising platforms to your historical revenues. Also indicate whether any particular cities or regions of China account for a particularly large portion of revenues.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     The Company respectfully advises the Staff that the management of SearchMedia does not evaluate the performance of its operations, or allocate its resources, by types of advertising platforms. It evaluates, instead, the growth of its revenues and operating profit in terms of growth in contract numbers and revenues per contract. It seeks to increase its revenues and revenues per contract by entering into contracts that cover offerings from more than one platform and does not allocate its sales and marketing resources to offerings from any single platform. As the contract values cannot be easily attributed to any one type of advertising platform, SearchMedia does not account for its revenues by types of advertising platforms. The Company additionally advises the Staff that no region or city within China accounted for a particularly large portion of revenues and the management of SearchMedia does not evaluate its performance, or allocate its resources, by region or city.
Results of Operations, page 175
47.	We note that SearchMedia’s rapid revenue growth in the first six months of 2008 was primarily due to organic growth and acquisitions. To the extent practicable, provide disclosure addressing the relative significance of both of these factors. Discuss how organic growth was generated. With respect to acquisitions, describe any acquired business that was especially significant to this growth.
     In response to the Staff’s comment, the Company has revised the disclosure on page 184 and elsewhere in Amendment No. 1, as appropriate.
48.	It appears that costs of revenues as a percentage of revenues were significantly higher in the first six months of 2008 than they had been in the past and consequently gross margin was significantly lower. Please explain the reasons for these changes and discuss whether this is expected to be indicative of future performance.
     In response to the Staff’s comment, the Company has revised the disclosure on page 184 and elsewhere in Amendment No. 1, as appropriate.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

Liquidity and Capital Resources, page 180
49.	We note that SearchMedia believes that current cash and cash equivalents, anticipated cash flow from operations and net proceeds from this merger will be sufficient to meet cash needs for at least the next 12 months. Please provide a more detailed assessment, including quantitative disclosure, of how changes in the amount of net proceeds from this merger depending on various contingencies could impact that belief. Consider the release of the trust funds assuming no conversion, assuming maximum conversion, and assuming maximum conversion plus a worst-case scenario taking into account potential Ideation and Sponsor purchases. For example, from disclosure elsewhere it appears that the parties have considered the possibility of the trust being reduced to at least as low as $18.25 million before expenses. Ensure that this disclosure accounts for and quantifies all material cash requirements, such as deferred underwriting expenses, transactional expenses and debt repayments, that are due upon consummation of the business combination. Lastly, in connection with this disclosure, highlight material expected obligations in the first 12 months following the business combination, including the portion of the expected $70 to $100 million in earn-out payments over the next two to three years.
     In response to the Staff’s comment, the Company has revised the disclosure on page 188 and elsewhere in Amendment No. 1, as appropriate.
50.	We note that SearchMedia estimates $70 to $100 million of earn-out payments to be due in the next two to three years. To the extent practicable, disclose the extent to which this amount could increase and the factors that could lead to such an increase.
     In response to the Staff’s comment, the Company has revised the disclosure on page 190 and elsewhere in Amendment No. 1, as appropriate.
Directors and Executive Officers, page 191
51.	When you determine and identify the directors to be appointed upon consummation of the business combination, please file consents from each such director who does not sign the registration statement. Refer to Rule 438 under the Securities Act.
     We acknowledge the Staff’s comment and we will be sure to comply with the appropriate Securities Act rules.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

Certain Relationships and Related Party Transactions, page 195
SearchMedia Related Party Transactions, page 200
52.	We note references elsewhere to interim financings provided to SearchMedia by affiliates of both Ideation and SearchMedia. Please provide the required disclosure with respect to these transactions and any other related party financing since the beginning of SearchMedia’s last fiscal year.
     In response to the Staff’s comment, the Company has revised the disclosure on page 210 and elsewhere in Amendment No. 1, as appropriate.
Shareholders Agreement, page 201
53.	We note that rights and obligations pursuant to the shareholders agreement will terminate upon the completion of a qualified IPO. Please confirm through disclosure, if true, that the consummation of the business combination would constitute such an event.
     In response to the Staff’s comment, the Company has revised the disclosure on page 211 and elsewhere in Amendment No. 1, as appropriate.
Beneficial Ownership of Securities, page 203
Security Ownership of Combined Company after the Redomestication and Business Combination, page 207
54.	Please identify events that could alter the ownership of the company following the business combination and describe the potential impact of such an event. For example, discuss conversions, Ideation and Sponsor purchases, the issuance of Series A Preferred Shares, and a potential Series D financing.
     In response to the Staff’s comment, the Company has revised the disclosure on page 217 and elsewhere in Amendment No. 1, as appropriate.
Legal Matters, page 215
55.	We note your references to legal opinions from Walkers Global, Akerman Senterfitt, and Jun He Law Offices that are filed as exhibits. Please file all such exhibits as soon as practicable and include them and the applicable consents in your exhibit index. We may have additional comments upon review of these exhibits.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     In response to the Staff’s comment, the Company has filed with Amendment No. 1 all opinions of counsel referenced in the Legal Matters section of the document.
SearchMedia International Limited
56.	We note that you have only provided financial information for SearchMedia through the interim period ended June 30, 2008. Please update the financial information included in your filing in accordance with the requirements of Rule 8-02 of Regulation S-X.
     In response to the Staff’s comment, the Company has updated the financial information included in its filing in accordance with the requirements of Rule 8-02 of Regulation S-X.
Notes to Consolidated Financial Statements, page F-24
1. Principal activities, organization and basis of presentation, page F-24
(b) Organization and basis of presentation, page F-24
57.	We note that effective October 31, 2007, SearchMedia terminated it’s contractual relationship with Congui and repurchased substantially all of Congui’s legal owner’s interest in SearchMedia. Please tell us how you determined the appropriate accounting treatment for the dissolution of your arrangement with Congui and this payment to it’s owner. Include your consideration of the guidance in FTB 85-6 and reference to any other authoritative literature used as guidance.
     We respectfully advise the Staff that the repurchase by SearchMedia of its shares from Conghui’s legal owner in September 2007 and termination of contractual relationship with Conghui in October 2007 were two unrelated transactions and therefore were considered separately for accounting purposes.
     SearchMedia considered FTB 85-6 and APB Opinion 6 (“APB6”) in determining the accounting treatment for repurchased shares from Conghui’s legal owner. According to FTB 85-6, a purchase of shares at a price significantly in excess of the current market price creates a presumption that the purchase price includes amounts attributable to items other than the shares purchased. If the purchase of treasury shares includes the receipt of stated or unstated rights, privileges, or agreements in addition to the capital stock, only the amount representing the fair value of the treasury shares at the date the major terms of the agreement to purchase the shares are reached should be accounted for as the cost of the shares acquired. The price paid in excess of the amount accounted for as the cost of treasury shares should be attributed to the other elements of the transaction and accounted for according to their substance.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     As noted in the Series B shareholders agreement, part of the Series B share placement proceeds was designated for repurchase of shares from Conghui’s legal owner. The cash consideration paid for the repurchased shares was US$0.40 per share, which was based on good faith and arms’ length negotiation between Conghui’s legal owner and the Series B investors before the Series B financing was completed. Conghui’s legal owner and the Series B investors were not related parties at the time of transaction. Accordingly, SearchMedia believes the repurchase price of US$0.40 represented a fair value of the shares repurchased and hence no gain or loss should be recognized by the company.
     According to the guidance of APB6, paragraph 12, the payment for the repurchase of shares was charged to the par value of the shares repurchased and Additional Paid In Capital arising from the issuance of such shares to Conghui’s legal owner, with the remaining balance being charged to retained earnings.
     We respectfully advise the Staff that upon termination by SearchMedia of contractual arrangements with Conghui, Jieli ceased to have the right to receive the expected residual return of Conghui and the obligation to absorb the expected losses of Conghui and no longer was the primary beneficiary of Conghui as defined in Financial Accounting Standards Board Interpretation No. 46(R), “Consolidation of Variable Interest Entities”. As a result, SearchMedia deconsolidated Conghui effective from the termination date of the contractual arrangements with Conghui.
58.	Also, please tell us how you considered the guidance in SFAS 144 in determining whether the termination of SearchMedia’s relationship with Congui should be presented as discontinued operations.
     We respectfully advise the Staff that SearchMedia considered paragraph 42 of SFAS 144 and example 15 of the implementation guidance of SFAS 144 as an analogy to its situation. Based on the Company’s analysis, it determined that the termination of SearchMedia’s relationship with Conghui should not be presented as discontinued operations for the reason below.
     SearchMedia considered that Conghui was a provider of advertising services using primarily poster frames that are placed inside elevators in residential and commercial buildings in Beijing. Subsequent to the termination of contractual agreements with Conghui, SearchMedia continued to have its own branch and sales team in Beijing (the branch was already set up prior to the termination) to carry out advertising business in Beijing (including sourcing of advertising locations, negotiating contracts, installing advertisements, etc.) although this would not be carried out under the brand name and work force of Conghui. SearchMedia has considered that conditions set out in paragraph 42 of SFAS 144 were not met upon termination of the contractual agreements with Conghui because (a) advertising operations in Beijing and cash flows from such operations would continue to form part of the ongoing operations of the Group; and (b) SearchMedia would continue to have significant involvement in advertising operations in Beijing.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

13.	Statutory reserve, page F-41

59.	We note significant restrictions on the payment of dividends disclosed here and in the Risk Factor on page 40. Please provide condensed financial information of the registrant, prepared in accordance with 12-04 of Regulation S-X, or advise. Refer also to SAB Topic 6:K.2 for guidance.
     We have provided the condensed financial information of the parent company in a footnote to the consolidated financial statements in accordance with 12-04 of Regulation S-X.
16.	Subsequent events, page F-43
60.	Please provide financial statements and pro forma’s for your recent acquisitions. Refer to Rules 8-04 and 8-03(b)(4) of Regulation S-X for guidance.
     We respectfully advise the Staff that SearchMedia has considered Rules 3-05, 3-06 and 8-04 of Regulation S-X and concluded that no separate financial statements of the businesses acquired in 2008 are required.
     We understand that under Rule 3-05 (b)(4)(iii) of Regulation S-X, separate financial statements of the acquired business need not be presented once the operating results of the acquired business have been reflected in the audited consolidated financial statements of the registrant for a complete fiscal year unless such financial statements have not been previously filed or unless the acquired business is of such significance to the registrant that omission of such financial statements would materially impair an investor’s ability to understand the historical financial results of the registrant. In addition, Rule 3-06 of Regulation S-X permits a period of 9 to 12 months of operations of an acquired business to be used to satisfy the requirement to provide financial statements for any one year for which financial statements are required under Rule 3-05.
     For the businesses acquired by SearchMedia in January 2008, February 2008 and April 2008, the audited consolidated financial statements of SearchMedia for the year ended December 31, 2008 have reflected the operating results of these acquired businesses for at least 9 months. For the businesses acquired by SearchMedia in July 2008, as neither the investment test, the income test nor the total assets test pursuant to Rules 8-04(b) and 8-04(c)(1) of Regulation S-X for each acquired business exceeds 20% significance, SearchMedia respectfully advises the Staff that no separate financial statements of these acquired businesses are required.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

     We have provided the pro forma data that reflect revenue, income from continuing operations and net income for the year ended December 31, 2008 and the period from February 9, 2007 (date of inception) through December 31, 2007 as though the acquisition transactions occurred at the beginning of the periods presented pursuant to the requirement of Rule 8-03(b)(4) of Regulation S-X in a footnote to the consolidated financial statements.
Part II. Information Not Required In Prospectus, page II-1
Item 21. Exhibits and Financial Statement Schedules, page 11-2
61.	Please file all exhibits as soon as practicable. We may have additional comments upon review of these exhibits.
     In response to the Staff’s comment, the Company will file all exhibits as soon as practicable. Please note that certain exhibits have been filed with Amendment No. 1.
62.	Please file a list briefly identifying the contents of all omitted schedules or similar supplements to the share exchange agreement. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request.
     In response to the Staff’s comment, the Company has filed a list briefly identifying the contents of all omitted schedules or similar supplements to the share exchange agreement. Also, the Company has filed an agreement to furnish the staff with a copy of any omitted schedule upon request.
63.	Please file as exhibits all agreements of Ideation that will continue to be effective following the business combination. For example, we note that the initial stockholders will continue to be subject to escrow provisions with respect to their insider warrants and initial shares.
     In response to the Staff’s comment, the Company has filed as exhibits certain agreements of Ideation that will continue to be effective following the business combination.

Ms. Celeste M. Murphy
Mr. John J. Harrington
Legal Branch Chief
July 15, 2009

Signature, page II-5
64.	Please indicate who is signing each amendment to the Form S-4 in the capacity of principal accounting officer or controller.
     In response to the Staff’s comment, the Company has revised the disclosure on page II-6 and elsewhere in Amendment No. 1, as appropriate.
* * * * *
     In connection with responding to the Staff’s comments, we acknowledge (1) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing, (2) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing, and (3) the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     We look forward to hearing from you regarding Amendment No. 1. If you have any questions, please call me at (305) 982-5581.

Sincerely,
/s/ Michael Francis